Exhibit 99.1

Lufax to Hold Extraordinary General Meeting on April 12, 2023

SHANGHAI, February 24, 2023 /PRNewswire/ — Lufax Holding Ltd (“Lufax” or the “Company”) (NYSE: LU), a leading financial services enabler for small business owners in China, today announced that it has called an extraordinary general meeting (the “EGM”) of shareholders to be held on April 12, 2023 at 9 a.m. (local time) at No. 1333 Lujiazui Ring Road, Pudong New District, Shanghai, the People’s Republic of China, for the purpose of considering and, if thought fit, passing the proposal(s) to be set out in the notice of the EGM (the “EGM Notice”).

The detailed proposal(s) and additional information regarding the EGM will be included in the EGM Notice, to which a form of proxy for the EGM will be attached and made a part. The EGM Notice and form of proxy for the EGM will become available on the Company’s website at https://ir.lufaxholding.com/ once ready.

The board of directors of the Company has fixed the close of business on March 6, 2023 (Beijing time) as the record date (the “Record Date”) for determining the shareholders entitled to receive the notice of the EGM or any adjournment or postponement thereof. Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to attend and vote at the EGM and any adjournment or postponement thereof. Holders of the American Depositary Shares (“ADSs”) representing the Company’s ordinary shares at the close of business on the Record Date who wish to exercise their voting rights for the underlying ordinary shares must act through Citibank, N.A., the depositary of the Company’s ADS program.

Lufax has filed its annual report on Form 20-F, including its audited financial statements, for the fiscal year ended December 31, 2021, with the U.S. Securities and Exchange Commission. Lufax’s Form 20-F can be accessed on the Company’s website at https://ir.lufaxholding.com/, as well as on the SEC’s website at http://www.sec.gov.

About Lufax

Lufax is a leading financial services enabler for small business owners in China. The Company offers tailor-made financing products to small business owners and other high-quality borrowers to address their large unmet needs. In doing so, the Company has established relationships with over 550 financial institutions in China, many of which have worked with the Company for over three years. These financial institutions provide funding and credit enhancement for the loans the Company enables as well as other products to enrich the small business owner ecosystem that the Company is creating.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Lufax’s beliefs and expectations, are forward-looking statements. Lufax has based these forward-looking statements largely on its current expectations and projections about future events and financial trends, which involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. All information provided in this press release is as of the date of this press release, and Lufax does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations

Lufax Holding Ltd

Email: Investor_Relations@lu.com

ICR LLC

Robin Yang

Tel: +1 (646) 318-0546

Email: lufax.ir@icrinc.com

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